FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: August 12, 2005	Lewis N. Rose President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1	Consolidated Interim Financial Statements for the three and six months ended June 20, 2005
2	Certification of Interim Filing of CEO dated August 11, 2005
3	Certification of Interim Filing of CFO dated August 11, 2005

2

EXHIBIT 1

THE BLUE-CHIP E-GAMING SOFTWARE COMPANY

CryptoLogic Inc. is a leading software and services provider to the worldwide Internet gaming market. Its leadership in regulatory compliance makes it one of very few companies with government-approved gaming software that has passed the world’s highest regulatory tests for online gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base. In addition to a broad product portfolio of more than 100 casino games, multi-player bingo and player-to-player poker, WagerLogic offers integrated e-cash management and customer care services in multiple currencies and multiple languages for a total online gaming solution.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the Nasdaq National Market (symbol: CRYP) and the Main Market on the London Stock Exchange (symbol: CRP).

All dollar amounts in this report are expressed in United States dollars, unless otherwise indicated.

Statements in this report which are not historical are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance of technological changes, dependence on licensees and key licensees, increased competition and other risks detailed in the Company’s filings with securities regulatory authorities. When used herein, the words “may”, “would,” “could,” “will,” “intend,” “plan,” “anticipate,” “believe,” “seek,” “propose,” “estimate,” “expect” and similar expressions are intended to identify forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those projected in the forward-looking statements as intended, planned, anticipated, believed, estimated or expected. CryptoLogic does not intend, and does not assume any obligation, to update these forward-looking statements.

Dear Fellow Shareholders:

In the seasonally softer second quarter for online gaming, CryptoLogic delivered strong revenue, earnings growth and positive cash flow due to continued organic growth from existing customers in our primary Internet casino and Internet poker markets. We clearly continue to benefit from both the right products and the right strategy. This means offering a comprehensive and expanding Internet game suite to some of the world’s best gaming brands and investing in the world’s best markets for online gaming.

Fiscal 2005 second quarter highlights included:

•	Quarterly revenue grew 33% to $19.9 million, and earnings grew 48% over Q2 2004 to $4.7 million or $0.33 per diluted share. This exceeded analysts’ average consensus of $0.30 per diluted share;

•	Internet poker fees derived from the company’s WagerLogic subsidiary rose approximately 180% over Q2 2004, and increased 17% over Q1 2005. Poker accounted for more than 30% of Q2 2005 revenue. Continued growth from Internet poker licensees and an expanding poker offering contributed to these strong results;

•	CryptoLogic released new enhancements to its poker software, including high-speed Lightning™ games and an expanded range of lower-limit tables. These enhancements gave players more choice of games at their desired speed and skill level;

•	Internet casino revenue derived from WagerLogic continued steady growth, rising almost 4% over Q2 2004, and remained a major revenue generator, accounting for approximately 60% of total Q2 2005 revenue;

•	Product innovation saw Bonus Pack 7 of the company’s casino software introduce a suite of 12 new variations of highly popular, multi-line video slots and two new scratch card games – the first ever developed by CryptoLogic;

•	The company continued to enjoy excellent geographic diversification with licensees’ revenue from international markets exceeding 65% of total revenue, up from over 60% in 2004; and

•	A quarterly dividend of $0.05 per share will be payable on September 15, 2005 to shareholders of record as at September 8, 2005.

Q2 Results: Strong Revenue, Excellent Earnings (all financial figures expressed in US dollars)
CryptoLogic’s strong revenue and earnings momentum continued in the second quarter ended June 30, 2005. Revenue rose 33% to $19.9 million (Q2 2004: $14.9 million). EBITDA(1) for the quarter grew 26% to $5.6 million (Q2 2004: $4.4 million). Despite increased costs associated with investing in the growth of the company’s business to drive higher revenue generation, EBITDA(1) margin for the quarter remained solid at 28% as a percentage of revenue (Q2 2004: 30%). Earnings for the quarter rose 48% to $4.7 million or $0.33 per diluted share (Q2 2004: $3.2 million or $0.23 per diluted share).

CryptoLogic achieved excellent second quarter performance notwithstanding the traditional softness of this period for online gaming. The company attributed this success to steady organic growth from existing customers in the company’s core casino market, and to the continuing high growth of licensees’ Internet poker businesses.

As previously detailed, in Q3 2004, CryptoLogic embarked on a $12.5 million investment program to support the company’s long term growth, and this continuing program contributed to the second quarter’s positive results. As at Q2 2005, the company had invested approximately 74% ($9.2 million) of this program, of which $3.3 million were operating costs and $5.9 million were capital expenditures (comprising $3.2 million for the purchase of capital assets and $2.7 million in capitalized software development related to the investment program).

2005 CryptoLogic Inc. Second Quarter Report	1

Revenue for the first half of 2005 increased 33% to $40.2 million (Q2 2004 YTD: $30.1 million). EBITDA(1) for the first six months in 2005 rose by 26% to $11.4 million (Q2 2004 YTD: $9.0 million). EBITDA(1) margin for the first six months in 2005 remained solid at 28% as a percentage of revenue (Q2 2004 YTD: 30%). Earnings for the first half of 2005 improved by 36% to $9.6 million or $0.67 per diluted share (Q2 2004 YTD: $7.0 million or $0.52 per diluted share).

Balance Sheet Strength: Healthy Cash Flow, No Debt
At June 30, 2005, CryptoLogic had no debt, and total cash grew to $93.0 million or $6.53 per diluted share (comprising cash and cash equivalents, short term investments, and including security deposits of $7.0 million). CryptoLogic’s working capital rose to $72.6 million or $5.10 per diluted share.

On August 2, 2005, CryptoLogic’s Board declared the next quarterly dividend of $0.05 per share, payable on September 15, 2005 to shareholders of record as at September 8, 2005.

Operating cash flow for the second quarter of 2005 rose to $6.6 million (Q2 2004: $2.6 million). This increase was largely attributed to higher earnings as well as timing of accounts receivables and payables.

Geographic Diversification: UK and Europe Lead the Way
CryptoLogic’s business continued to be well-diversified across the world’s major Internet gaming markets. Revenue generated from licensees’ international players remained on target at more than 65% of Q2 2005 revenue, up from over 60% in 2004. The UK and Continental Europe continued to be the largest markets, together accounting for more than 60% of overall revenue in the quarter.

Product Expansion: New Games, New Features
CryptoLogic’s ongoing investment in its poker software and system infrastructure continued to pay off. In the quarter, fees earned from Internet poker rose approximately 180% over Q2 2004, and up 17% over the first quarter of this year. Online poker fees accounted for more than 30% of total Q2 2005 revenue.

The company’s newly enhanced poker software, which now includes high-speed Lightning™ games and an expanded range of lower-limit tables, added to one of the most extensive poker offerings on the Internet. The software gives players greater choice to play the game they want, at the speed they want, for the stakes they want, and in multiple currencies. Today, the fast-growing central poker room shared by WagerLogic licensees attracts more than 6,700 simultaneous online players, and its system capacity has been expanded to support growth to more than 16,000.

Internet casino remained a healthy cash contributor, accounting for approximately 60% of total Q2 2005 revenue and growing almost 4% over Q2 2004. The Internet casino market, while more developed than Internet poker, continues to offer vast potential as it still represents less than five percent of the world’s land-based casino market (source: Global Betting & Gaming Consultants). In this environment, new market-targeted games are key drivers of growth; accordingly WagerLogic released Bonus Pack 7, a package of 12 new multi-line video slot and jackpot games with added elements of skill through arcade-style bonus rounds, and introduced the company’s two first-ever scratch cards.

Outlook
CryptoLogic’s disciplined execution and targeted investments in its primary Internet casino and Internet poker markets continued to generate strong revenue, profitability and cash flow. Although the third quarter is expected to benefit from the new casino games and the continued strength in poker, the summer months are seasonally the slowest period of the year as Internet activity tends to soften, particularly in the casino segment. Management forecasts third quarter revenue to range from $19.4-$19.7 million, with earnings of $4.5-$4.7 million or $0.31-$0.32 per diluted share.

2005 CryptoLogic Inc. Second Quarter Report	2

CryptoLogic’s major investment program is continuing on schedule, and has already translated into growing near term returns. The program’s goal is to enhance the company’s long term global leadership and competitive advantage.

Respectfully,

Lewis Rose
President and CEO
August 4, 2005

2005 CryptoLogic Inc. Second Quarter Report	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Inc. and our subsidiaries are referred collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three and six months ended June 30, 2005 and June 30, 2004, and the audited consolidated financial statements and the MD&A for the year ended December 31, 2004 as set out in our 2004 Annual Report. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2004 year-end MD&A. This MD&A is dated August 4, 2005. Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW
CryptoLogic is a world leading and long-standing publicly traded online gaming software developer and supplier serving the global Internet gaming market. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized blue-chip client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are domiciled.

OVERVIEW OF RESULTS
In the second quarter of 2005, CryptoLogic continued to enjoy growth and enhanced market leadership in both our primary Internet casino and Internet poker markets. We continued to achieve our focused strategy and benefit from the organic growth of a core group of blue-chip international customers, supported by strategic investments in key areas of our business.

In the more competitive and increasingly demanding online casino market, licensees benefited from WagerLogic’s broadening casino offering and ongoing introduction of new game choices and variations that help attract players and increase revenue potential. Fees from Internet casino continued to be a major cash generator, accounting for approximately 60% of overall Q2 2005 revenue, and rose almost 4% over Q2 2004. WagerLogic licensees’ central poker room continued to be one of the fastest growing poker sites on the Internet. Our fees from Internet poker for Q2 2005 grew approximately 180% over Q2 2004, compared with the overall Internet poker industry growing at a pace of about 110% (source: PokerPulse.com, an independent industry research Web site). New poker software features and games were contributing factors to our licensees’ growth in this rapidly-growing game area.

Revenue rose 33% for both the second quarter of 2005 to $19.9 million (Q2 2004: $14.9 million), and to $40.2 million for the first half of 2005 (Q2 2004 YTD: $30.1 million). EBITDA(1) increased by 26% for both the second quarter of 2005 to $5.6 million (Q2 2004: $4.4 million), and to $11.4 million on a year-to-date basis (Q2 2004 YTD: $9.0 million). Despite increased investments to drive higher revenue generation, EBITDA(1) margin remained solid at 28% as a percentage of revenue for both the second quarter and the first half of 2005 (Q2 2004 and YTD: 30%). Furthermore, earnings increased by 48% to $4.7 million or $0.33 per diluted share (Q2 2004: $3.2 million or $0.23 per diluted share), and grew by 36% to $9.6 million or $0.67 per diluted share in the first half of 2005 (Q2 2004 YTD: $7.0 million or $0.52 per diluted share).

CryptoLogic’s strong balance sheet continued to be reflected in $93.0 million in cash, cash equivalents and short term investments (including $7.0 million in security deposits) at quarter-end. Working capital grew to $72.6 million.

2005 CryptoLogic Inc. Second Quarter Report	4

CryptoLogic continued to benefit from the early incremental returns of our major investment program, which is aimed at driving our long term growth. Since the program’s implementation four quarters ago, approximately 74%, or $9.2 million of this program, has been invested. Even with these higher investments, we have posted solid margins derived from strong revenue generation.

RESULTS OF OPERATIONS

Revenue
Revenue increased 33% for both the second quarter of 2005 to $19.9 million (Q2 2004: $14.9 million), and on a year-to-date basis to $40.2 million (Q2 2004 YTD: $30.1 million). In what is typically one of the two seasonally slower quarters of the year for Internet gaming, CryptoLogic generated strong second quarter revenue in 2005. Excellent top-line results reflected the growth of licensees’ Internet poker activities and continued healthy performance in their Internet casino businesses. CryptoLogic continued to also benefit from the near term returns of our major investment program directed at key areas of our business: our casino and poker software offerings, system infrastructure and scalability, and back-office and customer care improvements.

During the quarter, Internet poker fees increased approximately 180% over Q2 2004, and up 17% sequentially over Q1 2005. Internet poker fees exceeded 30% of Q2 2005 revenue. This growth was driven by the continued growth of existing poker licensees, which was supported by ongoing enhancements of our poker software. New features included high-speed Lightning™ games and a wider range of lower-limit games with the addition of 10 new game levels to offer stake levels from 0.15/0.25 to 150/300 (in various currencies) to give players a greater variety of games at their desired speed and level. Tournament games also continued to attract more players, particularly with licensees offering online tournaments to qualify for the World Series of Poker – the world’s premier land-based poker event held this July. With more than 6,700 live players simultaneously online and system capacity expanded to support growth to more than 16,000, WagerLogic licensees’ central poker room continued to be one of the top-revenue generating rooms on the Internet, according to PokerPulse. Poker licensees are expected to experience continued strength as they benefit from WagerLogic’s enhanced poker offering and capitalize on the fast-growing Internet poker market.

Although summer seasonality was a factor this quarter, Internet casino software fees continued to reflect healthy performance and grew almost 4% over Q2 2004. Casino represented approximately 60% of total Q2 2005 revenue. Our existing major brand name licensees continued to grow steadily in their online casino businesses, and benefited from WagerLogic’s expanding casino game suite with new market-targeted game introductions. Most recently, we released 14 new casino games, rolling out more multi-line video slots with added elements of skill and bonus rounds as well as adding two new scratch card games – the first ever developed by CryptoLogic. We expect our broadening casino portfolio will continue to help our licensees strengthen their market position in this competitive and more sophisticated market segment.

Licensees’ revenue from international markets continued to be on target and accounted for more than 65% of overall Q2 2005 revenue, up from over 60% in fiscal 2004. The UK and Continental Europe represented the vast majority or together, accounted for more than 60% of total Q2 2005 revenue.

Operating Costs
Operating costs comprise software development and support costs that include all personnel and compensation costs, licensee support, customer service costs and compliance-related expenditures. Operating costs were $12.4 million in Q2 2005 or 62% of revenue (Q2 2004: $9.2 million or 62%). For the six months ended June 30, 2005, operating costs were $25.2 million or 63% of revenue (Q2 2004 YTD: $18.2 million or 61%).

Higher costs were in line with CryptoLogic’s ongoing investments directed at new casino games, enhancement of our poker offering, an expanding system infrastructure to support growing player traffic and volumes, and improvement of our customer care and back-office processing and support services. Operating costs also rose with increased processing fees associated with growing financial transaction volumes.

2005 CryptoLogic Inc. Second Quarter Report	5

In Q3 2004, CryptoLogic embarked on a major investment program, which is above and beyond our normal course expenditures, to significantly upgrade our gaming platform and system and service infrastructure. Over the last four quarters, approximately 74%, or $9.2 million of this $12.5 million program, has been invested as follows: $3.3 million in operating costs and $5.9 million in capital expenditures (comprising $3.2 million for purchases of capital assets and $2.7 million in capitalized software development associated with the program). CryptoLogic continues to benefit from the early returns of these investments as evidenced by strong top-line performance and solid margins as we continue to manage expenditures in proportion to revenue generation.

General and Administrative Costs
General and administrative (G&A) expenses were $1.8 million for the quarter (Q2 2004: $1.2 million). For the first six months of 2004, G&A expenses were $3.5 million (Q2 2004 YTD: $2.7 million). The rise in G&A costs was principally due to increased facilities and infrastructure expenditures to support a growing organization. Given our larger company, G&A expenses will rise modestly, although are expected to remain fairly consistent as a percentage of revenue.

Finance Costs
Finance costs include bank charges and fees for bank drafts. These costs were up marginally to $0.1 million for Q2 2005 (Q2 2004: $0.09 million), and $0.19 million on a year-to-date basis (Q2 2004 YTD: $0.18 million) due to increased usage of bank drafts for user withdrawals.

EBITDA(1)
EBITDA(1) rose 26% for both Q2 2005 to $5.6 million (Q2 2004: $4.4 million), and on a year-to-date basis to $11.4 million (Q2 2004 YTD: $9.0 million). Despite increased costs associated with investing in key areas of our business and infrastructure to support long term growth, EBITDA(1) margin remained solid at 28% as a percentage of revenue for both Q2 and year-to-date in 2005 (Both Q2 2004 and YTD: 30%). EBITDA(1) is expected to remain at solid levels as major investments continue into 2005 as planned, but are managed in proportion to revenue generation.

(1)	Management believes that EBITDA (earnings before interest, taxes, and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

EBITDA is reconciled to earnings as follows:

	For the three months ended June 30,		For the six months ended June 30,

(In thousands of US dollars)	2005	2004	2005	2004

Earnings	$4,739	$3,197	$9,578	$7,018
Income taxes	819	1,040	1,614	1,651
Interest income	(874)	(262)	(1,511)	(506)
Amortization	897	443	1,699	867

EBITDA	$5,581	$4,418	$11,380	$9,030

Amortization
Amortization expense during the quarter rose to $0.9 million (Q2 2004: $0.4 million), and to $1.7 million in the first six months of 2005 (Q2 2005 YTD: $0.9 million). The increase reflected higher investments in computer equipment, leasehold improvements, software and licenses to support our growing organization and the Company’s major investment program.

Interest Income
Interest income rose to $0.9 million in the second quarter (Q2 2004: $0.3 million), and $1.5 million in the first six months of 2005 (Q2 2004 YTD: $0.5 million). The increase was a result of a higher cash position and better interest yield.

2005 CryptoLogic Inc. Second Quarter Report	6

Provision for Income Taxes
Income taxes for the quarter were $0.8 million (Q2 2004: $1.0 million), and $1.6 million for the first six months of 2005 (Q2 2004 YTD: $1.7 million), which reflected a taxable income mix that was lower in certain markets. The future income tax decline of $0.09 million arose from the change in foreign exchange rates during the second quarter of 2005.

Earnings
Earnings for the second quarter rose 48% to $4.7 million or $0.33 per diluted share (Q2 2004: $3.2 million or $0.23 per diluted share). On a year-to-date basis in 2005, earnings increased by 36% to $9.6 million or $0.67 per diluted share (Q2 2004 YTD: $7.0 million or $0.52 per diluted share).

Summary of Quarterly Results

	Fiscal 2005		Fiscal 2004				Fiscal 2003
(In thousands of US dollars, except per share data)	Q2 05	Q1 05	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03	Q3 03

Revenue	$19,923	$20,274	$17,949	$15,616	$14,925	$15,224	$13,540	$ 10,944
Interest income	874	637	426	361	262	244	160	196
Earnings	4,739	4,839	3,794	2,856	3,197	3,821	3,033	2,157
Earnings per share
Basic	0.34	0.36	0.29	0.22	0.25	0.30	0.25	0.18
Diluted	0.33	0.34	0.27	0.21	0.23	0.28	0.23	0.17
Basic weighted average number of shares (000's)	13,736	13,573	13,185	13,076	12,979	12,641	12,280	12,256
Diluted weighted average number of shares (000's)	14,361	14,184	13,871	13,642	13,734	13,419	12,972	12,696

Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest periods, and revenue in the middle two quarters can slow down as Internet usage moderates in the summer months when players tend to be outdoors. The more moderate sequential decrease in Q2 2005 revenue over Q1 2005 was consistent with this seasonal trend, particularly in the casino segment, which was offset by continued high growth in Internet poker fees.

LIQUIDITY AND CAPITAL RESOURCES
In the quarter, CryptoLogic continued to add to our strong financial position. As at June 30, 2005, the Company had no debt, and a cash position of $93.0 million or $6.53 per diluted share, which comprised cash and cash equivalents, short term investments, and included $7.0 million of security deposits. Working capital grew to $72.6 million or $5.10 per diluted share.

Operating cash flow in Q2 2005 was $6.6 million (Q2 2004: $2.6 million), compared with $9.2 million on a year-to-date basis (Q2 2004 YTD: $7.7 million). This increase was largely due to higher earnings as well as timing of accounts receivables and payables, which offset higher prepaid expenses. The rise in prepaid expenses was primarily due to royalty licensing fees related to new games under development, strengthening the resiliency of the Company’s network environment, and prepayment of fees related to the World Series of Poker on behalf of our licensees.

CryptoLogic currently has 13.8 million common shares issued and outstanding, and 1.1 million stock options and warrants outstanding.

CRITICAL ACCOUNTING POLICIES, CHANGES IN ACCOUNTING POLICIES AND OFF-BALANCE SHEET ARRANGEMENTS
These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2004 as contained in our 2004 Annual Report.

2005 CryptoLogic Inc. Second Quarter Report	7

RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s MD&A for the year ended December 31, 2004 as contained in our 2004 Annual Report.

OUTLOOK
CryptoLogic’s excellent second quarter performance reaffirmed the strength of our disciplined strategy, which is aimed at driving the organic growth of a core group of blue-chip international customers in the major Internet casino and Internet poker markets.

While there remains vast global potential for online gaming, competition is increasing for player loyalty and market share, as well as persistent challenges of US uncertainty. We will continue to leverage our strong performance and financial position to invest significantly in our business to provide a comprehensive, premium product and service offering that enhances the player experience and helps our licensees expand revenue potential.

CryptoLogic is clearly seeing the benefits today of our focused strategy. We will continue to invest for long term growth in order to strengthen our global leadership and achieve profitable results in both our core casino business and the high-growth poker arena – all aimed at maximizing returns for shareholders.

2005 CryptoLogic Inc. Second Quarter Report	8

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	As at	As at
	June 30,	December 31,
	2005	2004
	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$ 84,025	$ 43,182
Security deposits	7,000	7,000
Short term investments	2,000	35,782
Accounts receivable and other	6,905	6,487
Prepaid expenses	7,183	1,754

	107,113	94,205

User funds on deposit	22,557	18,908
Capital assets	12,752	9,227
Intangible assets	92	106
Goodwill	1,776	1,776

	$144,290	$124,222

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 31,516	$ 30,056
Income taxes payable	3,054	1,331

	34,570	31,387
User funds held on deposit	22,557	18,908
Future income taxes	1,590	1,840

	58,717	52,135

Shareholders' equity:
Share capital	25,402	20,380
Stock options	1,371	1,114
Retained earnings	58,800	50,593

	85,573	72,087

	$144,290	$124,222

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2005	2004	2005	2004

Retained earnings, beginning of period	$54,748	$ 42,195	$ 50,593	$ 38,758
Earnings	4,739	3,197	9,578	7,018
Dividends paid	(687)	(392)	(1,371)	(776)

Retained earnings, end of period	$58,800	$ 45,000	$ 58,800	$ 45,000

2005 CryptoLogic Inc. Second Quarter Report	9

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of US dollars, except per share information)
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2005	2004	2005	2004

Revenue	$19,923	$14,925	$40,197	$30,149

Expenses
Operating Costs	12,399	9,230	25,153	18,244
General and administrative	1,844	1,185	3,475	2,691
Finance	99	92	189	184
Amortization	897	443	1,699	867

	15,239	10,950	30,516	21,986

Earnings before income taxes	4,684	3,975	9,681	8,163
Interest income	874	262	1,511	506

Earnings before income taxes	5,558	4,237	11,192	8,669
Income taxes:
Current	906	472	1,864	749
Future	(87)	568	(250)	902

	819	1,040	1,614	1,651
Earnings	$4,739	$3,197	$9,578	$7,018

Earnings per common share
Basic	$0.34	$0.25	$0.70	$0.55
Diluted	$0.33	$0.23	$0.67	$0.52

Weighted average number of shares ('000s)
Basic	13,736	12,979	13,655	12,810
Diluted	14,361	13,734	14,247	13,515

2005 CryptoLogic Inc. Second Quarter Report	10

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2005	2004	2005	2004

Cash provided by (used in):

Operating activities:
Earnings	$ 4,739	$ 3,197	$ 9,578	$ 7,018
Adjustments to reconcile earnings to
cash provided by (used in) operating activities:
Amortization	897	443	1,699	867
Future income taxes	(87)	568	(250)	902
Stock options	420	274	845	537
Changes in operating assets and liabilities:
Security deposits	--	--	--	(450)
Accounts receivable and other	1,383	(1,544)	(418)	(1,362)
Prepaid expenses	(4,091)	(756)	(5,429)	(553)
Accounts payable and accrued liabilities	2,527	225	1,460	(20)
Income taxes payable	832	218	1,723	788

	6,620	2,625	9,208	7,727

Financing activities:
Issue of capital stock	553	1,482	4,434	5,892
Dividends paid	(687)	(392)	(1,371)	(776)

	(134)	1,090	3,063	5,116

Investing activities:
Purchase of capital assets	(3,616)	(2,573)	(5,208)	(3,337)
Purchase of intangible assets	--	--	(2)	(89)
Short term investments	11,899	(7,571)	33,782	(30,558)

	8,283	(10,144)	28,572	(33,984)

Increase (decrease) in cash and cash equivalents	14,769	(6,429)	40,843	(21,141)
Cash and cash equivalents, beginning of period	69,256	29,298	43,182	44,010

Cash and cash equivalents, end of period	$ 84,025	$ 22,869	$ 84,025	$ 22,869

Supplemental cash flow information:
Non cash portion of options exercised	$ 150	$ 265	$ 588	$ 469

2005 CryptoLogic Inc. Second Quarter Report	11

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at June 30, 2005
(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)
(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the audited consolidated financial statements for the year ended December 31, 2004. These consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004, as set out in the 2004 Annual Report.

1.	Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. The fair value of the options granted for the first six months of 2005 and 2004 was made using the Black-Scholes option pricing model under the following weighted assumptions:

	2005	2004

Dividend yield	0.75%	0.75%
Risk-free rate	3.25%	2.75%
Expected volatility	50.0%	50.0%
Expected life of options in years	5.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The costs of stock options of $420 in Q2 2005 (Q2 2004: $274), and $845 in Q2 2005 YTD (Q2 2004 YTD: $537) are included in operating costs. Consideration paid by employees on the exercise of stock options is recorded as share capital.

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the new recommendations, the Company’s earnings and earnings per common share would have been changed to the following pro forma amounts:

	Three months ended June 30,				Six months ended June 30,
	2005		2004		2005		2004

	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma

	('000)	('000)	('000)	('000)	('000)	('000)	('000)	('000)

Earnings	$ 4,739	$ 4,608	$ 3,197	$ 3,073	$ 9,578	$ 9,266	$7,018	$ 6,710

Earnings per share:
Basic	$ 0.34	$ 0.33	$ 0.25	$ 0.24	$ 0.70	$ 0.68	$ 0.55	$ 0.52
Diluted	$ 0.33	$ 0.32	$ 0.23	$ 0.22	$ 0.67	$ 0.65	$ 0.52	$ 0.50

2005 CryptoLogic Inc. Second Quarter Report	12

2.	Share Capital

Authorized:
Unlimited common shares

Issued and Outstanding:

	Common Shares		Series F Warrants		Total
	Issued	Stated Value	Issued	Stated Value	Stated Value

	('000)		('000)		('000)
Balance, December 31, 2003	12,300	$11,078	30	$ 272	$11,350
Exercise of stock options	1,011	9,030	--	--	9,030

Balance, December 31, 2004	13,311	$20,108	30	$ 272	$20,380

Balance, December 31, 2004	13,311	$20,108	30	$ 272	$20,380
Exercise of stock options	438	4,596	--	--	4,596
Exercise of Series F warrants	23	630	(23)	(204)	426

Balance, March 31, 2005	13,772	$25,334	7	$ 68	$25,402

3.	Normal Course Issuer Bid

In September 2004, the Board of Directors approved a share repurchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,250,000 of the Company’s outstanding common shares for the period commencing September 23, 2004 and ending September 22, 2005. As at June 30, 2005, the Company has not repurchased any shares under this plan.

4.	Comparative Figures

Certain of the prior period’s figures have been reclassified for consistency with the current period’s presentation.

2005 CryptoLogic Inc. Second Quarter Report	13

CRYPTOLOGIC INC.
CORPORATE DIRECTORY

DIRECTORS Robert Stikeman, Chairman Lorne Abony Randall Abramson Stephen H. Freedhoff Edward L. Greenspan Lewis Rose LEGAL COUNSEL Stikeman, Graham, Keeley & Spiegel LLP Toronto, Canada	OFFICERS
Lewis Rose, President and CEO
Jenifer L. Cua, Interim Chief Financial Officer &
           Treasurer
Michael Starzynski, Chief Technology Officer
Serguei Bourenkov, Vice President, Research &
           System Architecture
Marilyn Shabot, Vice President, Human Resources
Andrew Goetsch, Vice President, Poker Software
           Development
David Yu, Vice President, System Operations

AUDITORS KPMG LLP Chartered Accountants Toronto, Canada	INVESTOR RELATIONS Nancy Chan-Palmateer, Director, Communications Telephone: 416-545-1455 Facsimile: 416-545-1454 E-mail: investor.relations@cryptologic.com

BANKER Bank of Montreal Toronto, Canada COMMON SHARES LISTED TSX Symbol: CRY Nasdaq Symbol: CRYP LSE Symbol: CRP	CORPORATE GOVERNANCE
A comprehensive discussion of CryptoLogic's corporate
governance information is provided in the Company's
Management Information Circular, available on the
SEDAR website at www.sedar.com, or by request.

TRANSFER AGENTS Equity Transfer Services Inc. Toronto, Canada 416-361-0930	HEAD OFFICE 1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5

Continental Stock Transfer & Trust Company New York, USA 212-509-4000	WEB SITE www.cryptologic.com

2005 CryptoLogic Inc. Second Quarter Report	14

EXHIBIT 2

Certification of Interim Filings during Transition Period

I, Lewis Rose, President and Chief Executive Officer of CryptoLogic Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic, (the “Issuer”) for the interim period ending June 30, 2005.

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 11, 2005

/s/ Lewis N. Rose
LEWIS N. ROSE
PRESIDENT AND CHIEF EXECUTIVE OFFICER
CRYPTOLOGIC INC.

EXHIBIT 3

Certification of Interim Filings during Transition Period

I, Jenifr Cua, Interim Chief Financial Officer of CryptoLogic Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic, (the “Issuer”) for the interim period ending June 30, 2005.

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 11, 2005

/s/ Jenifer Cua
JENIFER CUA
INTERIM CHIEF FINANCIAL OFFICER
CRYPTOLOGIC INC.